June 11, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Re:                         Commonwealth Annuity and Life Insurance Company (“Registrant”)

Registration Statement on Form S-1 for Individual Contingent Deferred Annuity Contract

File No. 333-222722 (“Registration Statement”)

Request for Withdrawal of Registration Statement Pursuant to Rule 477

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby respectfully requests that the above-referenced Registration Statement, which was originally filed on January 26, 2018 and pre-effectively amended on July 2, 2018, together with all exhibits thereto, be withdrawn in its entirety.

The Registration Statement was not declared effective, and no securities were sold in connection with the offering. The Registrant is requesting the withdrawal on the grounds that the Registrant does not intend to proceed with the offering of the contingent deferred annuity contracts described in the Registration Statement.

The Registrant also notifies the Commission that the Registrant intends to offset the registration fees associated with the Registration Statement against the filing fees due for a future registration statement filed by the Registrant or an eligible affiliate in accordance with Rule 457(p) under the Securities Act.

If you have any questions concerning this request, please do not hesitate to contact me at (860) 325-1538.

Very truly yours,

Commonwealth Annuity and Life Insurance Company

By:	/s/ Sarah Patterson

Sarah Patterson
Managing Director, General Counsel of Individual Markets and Assistant Secretary

cc:  Matthew Williams, Division of Investment Management, Disclosure Review Office